SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                             VTX ELECTRONICS CORP.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                         (Title of class of securities)


                                   918388109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Podell
                               Aegis Capital Corp.
                             70 East Sunrise Highway
                          Valley Stream, New York 11581
                                 (516) 872-1100
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 31, 1995
- --------------------------------------------------------------------------------
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))

- --------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            JEFFREY PODELL
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  | |
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        00
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               641,994
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           641,994
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        641,994
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.1%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Schedule 13D relates is the common stock, $.10 par value ("Common Stock") of VTX Electronics Corp. ("VTX") a Delaware corporation. The principal executive offices of VTX are located at 61 Executive Boulevard, Farmingdale, New York 11735.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Statement is filed, pursuant to Rule 13d-1(f)(1) under the Act, on behalf of the following reporting person (the "Reporting Person"):

                  1.       a.       Jeffrey Podell

                           b.       Aegis Capital Corp.
                                    70 East Sunrise Highway
                                    Valley Stream, New York 11581

                           c.       Aegis Capital Corp.
                                    70 East Sunrise Highway
                                    Valley Stream, New York 11581

                      c. & d. During the last five years, Mr. Podell has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           e.       United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Person is a limited partner of VX Capital Partners, L.P. ("VX"). On May 31, 1995, VX transferred to the Reporting Person, 601,994 shares of Common Stock of VTX, representing the Reporting Person's pro rata shares of VTX held by VX.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Person acquired the shares of Common Stock that are reported in Item 5 hereof for his account for investment purposes. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (i) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 641,994 which represents approximately 5.1% of the total number of shares outstanding. Percentage of ownership is computed on the number of shares outstanding as reported in the Prospectus of VTX dated May 11, 1995.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


June 6, 1995                                 /s/ Jeffrey Podell
                                             ----------------------------------
                                             JEFFREY PODELL